

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 9, 2009

<u>Via Mail and Fax</u>

Yizhao Zhang, Chief Financial Officer
Universal Travel Group
2008 Shennan Road
Hualian Center, Room 301-309
Shenzhen, The People's Republic of China

> **RE: Universal Travel Group**
> **File Number: 000-51516**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Form 8-K Furnished August 13, 2009**

Dear Mr. Zhang:

We have reviewed your correspondence dated August 25, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-K for the Year Ended December 31, 2008</u>

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</u>
<u>Warrants</u>

1. Refer to your response to prior comment number 2. It is not clear to us how the amendments to the warrants issued in connection with the "Securities Purchase Agreement" dated August 28, 2008 now qualify them for the scope exception under paragraph 11(a) of SFAS 133 in regard to them being indexed to your own stock, as determined in compliance with EITF 07-5. We note that the amended terms still provide for an adjustment to the exercise price of these warrants if the company closes on the sale or issuance of common stock at a price which is less than the exercise price then in effect for these warrants, or other warrants, options, convertible debt or equity securities with an exercise price per share or a conversion price which

is less than the exercise price then in effect for these warrants. In this regard, it continues to appear to us that settlement of subject warrants under the amended provisions result in the same conclusion provided in Example 8 of EITF 07-5, that is, the warrants are not considered to be indexed to your own stock. It continues to appear that the settlement of the warrants amount would not equal the difference between the fair value of a fixed number of your equity shares and a fixed strike price in that the settlement amount of the warrants can be affected by (a) future equity offerings undertaken at the then-current market price of the related shares or (b) the contractual terms of other equity-linked financial instruments issued in a subsequent period. The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. Similarly, the occurrence of a sale of an equity-linked financial instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market. Further, in regard to your statement in the response that the warrants have been amended to limit the instances in which a dilutive issuance will cause an adjustment to the exercise price of warrants, note that paragraph 15 of EITF 07-5 specifies that an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. In view of the preceding, it appears that the warrants issued in connection with the "Securities Purchase Agreement" referred to above continue to not qualify for the exception in paragraph 11(a) of SFAS 133 in regard to them being indexed to your own stock, and accordingly appear to be subject to the accounting specified by EITF 07-5. In this regard, it appears the entries indicated in your response with respect to the adoption of EITF 07-5 are material to your financial statements and should be reflected therein for the periods ended March 31 and June 30, 2009. Please advise.

2. In connection with the comment above, we note that the warrants have been amended to include a cashless exercise provision. The cashless exercise provision represents a net settlement alternative pursuant to paragraph 6(c) of SFAS 133. As a result, it now appears that the warrants meet all three characteristics of a derivative pursuant to paragraph 6 of SFAS 133 that should be accounted for at fair value pursuant to SFAS 133, unless the scope exception in paragraph 11(a) of SFAS 133 is satisfied. A derivative may be scoped out of accounting at fair value in accordance with SFAS 133 if it meets both criteria in paragraph 11(a) of SFAS 133. In this regard, if it is determined in connection with the preceding comment that the warrants are indeed indexed to your own common stock, determination of whether the warrants may be classified within stockholders' equity must be analyzed pursuant to EITF 00-19 and satisfy all of the requirements specified by paragraphs 12 to 32 therein. In this regard, please provide us with a thorough analysis responsive to EITF 00-19 as appropriate.

Note 2- Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-9

3. Refer to your response to prior comment number 4. Please represent in your disclosure that returns and cancellations do not have a material impact on the amount of the associated revenue recognized in any accounting period presented.

4. Refer to your response to prior comment number 5. Please explain to us and disclose whether it is you or the respective supplier of each component of a package tour that is the primary obligor in satisfying customers. For example, explain who it is that is contacted by and responsible to the customer for refunds, cancellations or changes to any component of a package tour. Further, it appears that portions of your intended disclosures indicated to us in prior responses such as "As we are the agent for packaged tours, we do not have any control over the components for air-ticket prices, hotel accommodation, transportation and tourism attraction ticket prices" and "We also bear no risk because we maintain no inventory of air tickets, hotel rooms or attraction tickets" appear to be inconsistent with your contention that gross reporting is appropriate in your circumstances. In this regard, explain to us and disclose all of the risks you do bear in support of gross reporting of revenue for package tours. In particular, in regard to your statement noted above that you do not have any control over the components for air-ticket prices, hotel accommodation, transportation and tourism attraction ticket prices, it appears from your disclosures and prior responses that you do have latitude in setting prices paid to you by customers for these components. If in fact you do not have control of the prices charged to customers, please advise why this is not an indicator that net reporting of revenue for package tours is appropriate in your circumstances.

Schedule 1.1 to Response Dated July 21, 2009

5. Refer to your response to prior comment number 8. Please disclose in your revenue recognition accounting policy note to the financial statements the contingent nature of commissions earned under the "ratchet system" and the accounting you apply.

6. Refer to your response to prior comment number 9. Please ensure that your disclosure is clear in regard to the pass through nature of pricing from hotel suppliers that you charge customers with respect to hotel reservations.

Schedule 1.2 to Response Dated July 21, 2009

7. Refer to your response to prior comment number 11. We believe that all costs directly associated with the generation of revenue should be reported as cost of revenue. Such treatment would be consistent with the reporting by others in your industry and enable your cost of revenues and gross profit to be comparable to others in the industry. Please revise all periods presented in future filings accordingly, with disclosure of the nature of the costs considered to be cost of revenue attributable to

each of your respective sources of revenue. Describe for us the nature of the costs you consider to be directly associated with the generation of revenue and the revised amount of the annual cost of revenue for 2007 and 2008.

Schedule 16 to Response Dated August 25, 2009

8. Refer to your response to prior comment number 17. We note several references in your intended revised disclosure that attributes variances in gross profit margins to differing revenue recognition methods under U.S. GAAP. We cannot concur that such is the basis for the variances in gross profit margins. We believe that variances in profit margins should be discussed in terms of the nature of the revenue source and associated cost of services, and the circumstances affecting the level of costs incurred and your ability to recover such costs by the associated revenue. Please revise your disclosure accordingly.

Schedule 3 to Response Dated July 21, 2009

9. Refer to your response to prior comment number 18. Please explain to us and disclose the basis for the inconsistent classification between your segments of business taxes as cost of services and SG&A expenses. Further, refer to comment number 7 above in regard to the classification of costs directly associated revenue.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Statements of Income, page 7

10. Please explain to us and disclose the circumstances (for example, the reason for the dividend, your relationship with/ownership interest in the discontinued operation entitling you to the dividend, when the dividend was declared) associated with the "Dividend from discontinued operations" of $2,260,981 and why it is appropriate to present as income.

Consolidated Statements of Cash Flows, page 9

11. We note you presented the dividends receivable associated with discontinued operations of $2,260,981 in 2009 as an investing outflow. Because the dividend was receivable at June 30, 2009, it appears the associated cash flow had not yet occurred at June 30, 2009 and, therefore, that this amount should have been presented as an adjustment to reconcile net income to net cash provided by operating activities. Please revise or advise.

Management's Discussion and Analysis
Results of Operations, page 30

12. Please analyze material changes in gross profit margins for the respective segments for all periods presented so that investors may understand the relative impact of each segment to your consolidated results as well as have a fuller understanding of factors affecting the results of each segment. For example, it appears that the gross profit margin increased materially for hotel reservations for the three and six months ended and for package tours for the six months ended without explanation.

Form 8-K Furnished August 13, 2009

Exhibit 99.1

13. We note you present non-GAAP financial measures exclusive of stock based compensation. Please explain to us and disclose how these non-GAAP measures provide investors with, as you state, a better understanding of how the results relate to your performance and why investors should disregard a material form of your compensation and component of your results in assessing your performance. Please note that it is permissible and may well be necessary to identify, discuss, and analyze items that materially impact results. Depending on the nature and materiality of the item, it will likely be necessary to discuss the nature of such items, their significance to an investor in evaluating the company's results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed. In the alternative, discontinue disclosing such non-GAAP measures.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief